Exhibit 99.2

IFRS INR Press Release

Industry leading revenue growth in Q1 lays robust foundation for the year

FY 23 Revenue guidance increased to 14%-16%. Margin guidance retained at 21%-23%

Bengaluru, India – July 24, 2022: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered a robust performance in Q1 with year-on-year growth at 21.4% and sequential growth at 5.5% in constant currency. Year on year growth was in double digits across all business segments in constant currency terms. Digital accounted for 61.0% of overall revenues, growing at 37.5% in constant currency. Net hiring was strong at 21,171. Operating margin for the quarter was 20.1%, with Free Cash Flow conversion at 95.2% of net profit.

“Our strong overall performance in Q1 amidst an uncertain economic environment is a testament to our innate resilience as an organization, our industry-leading digital capabilities and continued client-relevance. We continue to gain market share and see a significant pipeline driven by our Cobalt cloud capabilities and differentiated digital value proposition”, said Salil Parekh, CEO and MD. “We are investing in rapid talent expansion while ensuring rewarding careers for our employees, to better serve evolving market opportunities. This has resulted in a strong performance in Q1 and increase in FY 23 revenue guidance to 14%-16%”, he added.

1.	Key highlights for the quarter ended June 30, 2022
•	Revenues in CC terms grew by 21.4% YoY and 5.5% QoQ
•	Reported revenues at 34,470 crore, growth of 23.6% YoY
•	Digital revenues at 61.0% of total revenues, YoY CC growth of 37.5%
•	Operating margin at 20.1%, decline of 3.6% YoY and decline of 1.4% QoQ
•	Basic EPS at 12.78, growth of 4.4% YoY
•	FCF at 5,106 crore; FCF conversion at 95.2% of net profit

“We are fueling the strong growth momentum with strategic investments in talent through hiring and competitive compensation revisions. While this will impact margins in the immediate term, it is expected to reduce attrition levels and position us well for future growth. We continue to optimize various cost levers to drive efficiency in operations”, said Nilanjan Roy, Chief Financial Officer. “Continued high focus on cash led to strong FCF to net profit conversion at 95.2% and improvement in ROE to 31.0%”, he added

2.	Client Wins & Testimonials
•	Infosys and Rolls-Royce extended their strategic collaboration with the launch of a joint 'Aerospace Engineering and Digital Innovation Centre' in Bengaluru, India. Speaking about the new centre, Kishore Jayaraman, President – India and South Asia, Rolls-Royce, said, “Our strategic partnership with Infosys presents an exciting opportunity for both companies to leverage combined strengths in engineering and digital innovation to accelerate growth in the civil aerospace market. Given the aerospace sector is poised for revival and growth in India and across the world, this joint innovation centre will strengthen Rolls-Royce’s global engineering ecosystem and position us well for the future.”
•	Infosys launched the Infosys Cobalt Financial Services Cloud, an industry cloud platform for enterprises across the financial services industry to accelerate business value in the cloud. Dave Cosgrove, Global Head of Settlements & Middle Office, MarketAxess, said, “MarketAxess is leveraging the Infosys Cobalt Financial Services Cloud platform for reconciliation as a service on cloud. This is helping us scale the reconciliation process on-demand while improving accuracy and transparency. Leveraging the reconciliation service on Infosys Cobalt Financial Services Cloud enabled us to go-live quickly without significant capex investments and ongoing maintenance thereby, bringing the power of cloud agility and usage-based pricing model to a critical business process.”
•	Infosys and Google Cloud have been selected by Backcountry to help them deliver seamless and secure digital experiences for outdoor enthusiasts. Vismay Thakkar, VP of Technology, Backcountry, said, “As we enter the Spring season and our customers embark on more outdoor adventures, we anticipate heightened demand for our products, which is why we’re opening new brick-and-mortar stores to meet their needs in any format. Infosys offers the necessary skills and resources to deliver a secure and seamless customer experience, virtually or in-person, which is why our collaboration is proving to be so powerful.”
•	Infosys collaborated with TK Elevator to revamp their digital workplace management, network security, and IT infrastructure, powered by Infosys Cobalt. Susan Poon, Global CIO at TK Elevator, said, “At TK Elevator, IT infrastructure is the core of our digital initiatives, and we continuously strive to provide state-of-the-art user services. With Infosys as a strategic partner, we are confident to achieve our target of automation, innovation, and efficiency across the IT landscape.”
•	EisnerAmper, one of the largest accounting, tax, and business advisory firms in the U.S., selected RISE with SAP. Sanjay Desai, CTO EisnerAmper said, “Infosys is implementing a flexible and scalable solution like SAP S/4HANA Public Cloud to help EisnerAmper meet their growth ambitions over the coming years.”

3.	Recognitions
•	Recognized among Kantar's global 100 most valuable brands in 2022
•	Ranked highest in Stakeholders Empowerment Services’ (SES) 'ESG Scores - Top 100 Listed Companies in India' report
•	Recognized as the ‘2021 Global AI Services Company of the Year’ by Frost & Sullivan
•	Awarded HFS OneOffice™ Award in the Sustainability category
•	Awarded HFS OneOffice™ Award in the Innovation Ecosystem category
•	Recognized as 'GSI Innovation Partner of the Year 2022' at Snowflake Summit
•	Winner of the 2022 Microsoft Security Modern Endpoint Management Partner of the Year Award
•	Positioned as a leader in the 2022 Gartner® Magic Quadrant™ for SAP S/4HANA Application Services, Worldwide
•	Positioned as a leader in the 2022 Gartner® Magic Quadrant™ for Oracle Cloud Applications Services, Worldwide
•	Infosys BPM positioned as a leader in the 2022 Gartner® Magic Quadrant™ for Finance and Accounting Business Process Outsourcing
•	Ranked as a leader in Everest - Healthcare Payer Digital Services Peak Matrix Assessment
•	Recognized as a leader in Everest - Oracle Cloud Applications (OCA) Services PEAK Matrix® Assessment for Europe
•	Recognized as a leader in Everest - Sustainability Enablement Technology Services PEAK Matrix® Assessment
•	Recognized as a leader in ISG Provider Lens™ ServiceNow Ecosystem Partners in U.S. and Australia 2022 Quadrant Report
•	Ranked as a leader in the IDC MarketScape Worldwide Cloud Professional Services Vendor Assessment
•	Ranked as a leader in the IDC MarketScape Worldwide Intelligent Automation Services Vendor Assessment
•	Positioned as a leader in the IDC MarketScape Worldwide SAP Implementation Services 2022 Vendor Assessment
•	Positioned as a leader in Avasant’s Salesforce Services 2022 RadarView™
•	Positioned as a leader in Avasant’s Internet of Things Services 2022 RadarView™
•	Ranked as a leader in Avasant’s Cybersecurity Services 2022 RadarView™
•	Positioned as a leader in Avasant’s Applied AI and Advanced Analytics Services 2022 RadarView™
•	EdgeVerve adjudicated as an Innovator in the Computer Vision Category at the 2022 NASSCOM AI Game Changer Award
•	EdgeVerve awarded the Gold GLOBEE Awards for Disruptor Company of the Year in Automation and Productivity
•	Infosys BPM Winners in the International Project of the Year category with Telefonica UK, at the Global Sourcing Association (GSA) UK Awards 2022
•	Infosys BPM announced as a winner in the Telecommunications Project of the Year category with BT-EE, at the Global Sourcing Association (GSA) UK Awards 2022

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 46999 63516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(In crore)

	June 30, 2022	March 31, 2022
ASSETS
Current assets
Cash and cash equivalents	13,982	17,472
Current investments	8,111	6,673
Trade receivables	23,038	22,698
Unbilled revenue	13,499	11,568
Other Current assets	9,934	8,774
Total current assets	68,564	67,185
Non-current assets
Property, plant and equipment and Right-of-use assets	18,762	18,402
Goodwill and other Intangible assets	8,136	7,902
Non-current investments	13,141	13,651
Unbilled revenue	1,185	941
Other non-current assets	10,191	9,804
Total non-current assets	51,415	50,700
Total assets	119,979	117,885
LIABILITIES AND EQUITY
Current liabilities
Trade payables	3,957	4,134
Unearned revenue	6,319	6,324
Employee benefit obligations	2,230	2,182
Other current liabilities and provisions	24,165	20,963
Total current liabilities	36,671	33,603
Non-current liabilities
Lease liabilities	5,176	4,602
Other non-current liabilities	4,011	3,944
Total non-current liabilities	9,187	8,546
Total liabilities	45,858	42,149
Total equity attributable to equity holders of the company	73,756	75,350
Non-controlling interests	365	386
Total equity	74,121	75,736
Total liabilities and equity	119,979	117,885

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(In crore except per equity share data)

	3 months ended June 30, 2022	3 months ended June 30, 2021
Revenues	34,470	27,896
Cost of sales	24,369	18,506
Gross profit	10,101	9,390
Operating expenses:
Selling and marketing expenses	1,493	1,248
Administrative expenses	1,694	1,539
Total operating expenses	3,187	2,787
Operating profit	6,914	6,603
Other income, net (3)	620	573
Profit before income taxes	7,534	7,176
Income tax expense	2,172	1,975
Net profit (before minority interest)	5,362	5,201
Net profit (after minority interest)	5,360	5,195
Basic EPS ()	12.78	12.24
Diluted EPS ()	12.76	12.21

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended June 30, 2022, which have been taken on record at the Board meeting held on July 24, 2022.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income includes Finance Cost.